Sichenzia Ross Friedman Ference LLP
                           1065 Avenue of the Americas   New York NY 10018
                           Tel 212 930 9700 Fax 212 930 9725   www.srff.com

September 8, 2005

Jennifer G. Williams, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:  GameZnFlix, Inc.
     Amendment No. 3 to the Form SB-2 filed July 22, 2005
File No. 333-122162

Dear Ms. Williams:

     This firm represents GameZnFlix, Inc. (the "Company") in the above-referenced matter. Below, please find our responses to your September 7, 2005 comment letter:

Business, page 24
Business Development, page 24

1. We note your response to prior comment 2. Please note that preliminary information statements must be filed at least 10 calendar days prior to the date definitive copies of such statement are first sent or given to security holders, or such shorter period prior to that date as the Commission may authorize upon a showing of good cause there for. Refer to Rule 14c-5 promulgated under the Exchange Act. Please confirm that you will comply with the distribution of information requirements under Regulation 14C in the future.

Response

     The Company has confirmed that it will comply with the distribution of information requirements under Regulation 14C in the future.

***

     Should you have any further questions, please do not hesitate to contact the undersigned at 212-398-1494

                                       Sincerely,

                                       /s/Stephen Fleming
                                       Stephen Fleming